V8310

04004754

AH 3/11/2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. P. Carey Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 North Point Center East, 2nd Floor
(No. and Street)

Alpharetta	GA	30022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~J. N. Carter~~ ~~(678) 366-4707~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road Suite 350	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. N. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. P. Carey Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JN Carter
Signature

Chief Financial Officer
Title

Janet L. Thompson (J Muller)
Notary Public

JANET L. MULLER
NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES JULY 09, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. P. CAREY SECURITIES, INC.
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2003
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of J. P. Carey Securities, Inc.

We have audited the accompanying statement of financial condition of J. P. Carey Securities, Inc. as of December 31, 2003 and the accompanying statements of operations, cash flows and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of J. P. Carey Securities, Inc. as of December 31, 2003 and for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

The accompanying financial statements have been prepared assuming that J. P. Carey Securities, Inc. will continue as a going concern. As more fully described in Notes 5 and 6, the Company has significant litigation in progress, the outcome of which may have a significant adverse effect on the Company that would require additional capital to sustain operations. This litigation raises substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Rubio CPA PC

RUBIO CPA, PC

January 20, 2004
Atlanta, Georgia

J. P. CAREY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	91,873
Commissions receivable		27,157
Prepaid expenses		16,369
Due from related parties		1,750
Total assets	$	137,149

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Due to related parties	$	4,789
Payroll taxes payable		89,462
Total liabilities		94,251
Stockholder's Equity		
Common stock, $1 stated value, no par value; 1,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		82,171
Retained earnings (deficit)		(39,373)
Total stockholder's equity		42,898
Total liabilities and stockholder's equity	$	137,149

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

REVENUES	
Investment banking	$ 2,221,487
Total revenue	2,221,487
EXPENSES	
Employee compensation and benefits	655,368
Management fees	1,209,316
Commissions paid to other broker dealer	31,027
Occupancy	86,101
Other operating expenses	231,569
Total expenses	2,213,381
NET INCOME BEFORE INCOME TAXES	8,106
INCOME TAXES	-
NET INCOME	$ 8,106

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2003	$ 100	$ 82,171	$ (47,479)	$ 34,792
Net Income			8,106	8,106
Balance, December 31, 2003	$ 100	$ 82,171	$ (39,373)	$ 42,898

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

		2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	8,106
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(27,157)
Decrease in refundable income taxes		28,783
Increase in prepaid expenses		(16,369)
Increase in accounts payable and accrued payroll taxes		84,529
Other		3,039
Net cash provided by operating activities		80,931
NET INCREASE IN CASH		80,931
CASH AND CASH EQUIVALENTS:		
Beginning of year		10,942
End of year	$	91,873
SUPPLEMENTAL CASH FLOW INFORMATION		
Income tax refunds received	$	28,021

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Carey Securities, Inc. was organized in July 1997. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to offer investment banking services and brokerage services.

The Company is related to an entity that provides the Company with office facilities and administrative services (see Note 3).

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for its net operating loss carryforwards.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and cash equivalents: The Company considers all cash and highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business, to be cash and cash equivalents.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $24,773 which was $18,489 in excess of its required net capital of $6,284 and the ratio of aggregate indebtedness to net capital was 3.8 to 1.0.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is part of a financial services group of companies, which includes another broker-dealer. Substantial revenues are earned from business directed to the Company by related parties.

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

During 2003, the Company paid fees to related companies for commissions, professional fees, consulting, and management services. The total of these payments was a net expense/payment of $1,209,316, which has been charged to management fees in the accompanying statement of operations.

In addition, during the latter half of 2003, the Company provided office facilities and administrative and accounting personnel to related companies without reimbursement.

The occupancy expense in the accompanying financial statements represents rent for office facilities paid under leases that were the obligation of related parties.

The receivables from and to related parties in the balance sheet arose from the aforementioned transactions.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4 – INCOME TAXES

The provision for income taxes is summarized as follows:

	2003
Current income tax expense	$ 2,000
Deferred income tax benefit	(2,000)
Income tax expense	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes and net operating loss carryforwards.

The Company's deferred tax assets at December 31, 2003 are as follows:

Deferred tax assets arising from the 2002 net operating loss	$ 5,000
Valuation allowance	(5,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2003 because management believes that it is likely that the net operating loss carryforward will not be realized.

During 2003, the Company utilized approximately $10,000 of net operating losses carried forward from 2002.

At December 31, 2003, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income of approximately $21,000, which expires in 2022.

NOTE 5 – LITIGATION

At December 31, 2003, the Company is engaged in litigation with two former customers involving unrelated transactions. The amounts sought are in excess of $4,000,000. At December 31, 2003, the losses, if any, from these matters are indeterminable and therefore, no expense or liability is recorded in the accompanying financial statements.

NOTE 6 – GOING CONCERN

The Company is engaged in significant litigation with two former customers. Any significant loss from the outcome of the litigation will require capital contributions into the Company for working capital, net capital and payment of litigation costs and settlements. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 7 – CONCENTRATIONS

During 2003, the Company earned substantially all of its revenues from five customers.

J. P. CAREY SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2003

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

J. P. CAREY SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2003

Net Capital	
Total stockholder's equity qualified for net capital	$ 42,898
Deduction for non-allowable assets:	
Money market funds at broker-dealer	(6)
Prepaid expenses	(16,369)
Due from affiliate	(1,750)
Net capital before haircuts	24,773
Less haircuts	-
Net capital	24,773
Minimum net capital required	6,284
Excess net capital	$ 18,489
Aggregate Indebtedness:	
Liabilities	$ 94,251
Net capital required based on 6.67% of aggregated indebtedness	$ 6,284
Ratio of aggregate indebtedness to net capital	3.8 to1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2003

There was no significant difference between the net capital reported on Form X-17A-5 and as shown in the accompanying financial statements.

J. P. CAREY SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2003

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
J. P. Carey Securities, Inc.:

In planning and performing our audit of the financial statements of J. P. Carey Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by J. P. Carey Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2003 and this report does not effect our report thereon dated January 20, 2004.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 20, 2004
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC